Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

December 20, 2005



By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien



Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated December 20, 2005 [English translation].

dlw 12/28

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original)

December 20,2005

*Sumitomo Corporation*

Motouiki Oka, President and CEO

Code No : 8053 Tokyo Stock Exchange(TSE), 1st Section

Contact : Mitsuru Iba,

Corporate Communications Dept.

Tel. +81-3-5166-3089

# Notice Concerning Merger with our Subsidiaries

Sumitomo Corporation (hereinafter referred to as "the Company") has decided, at its Board of Directors' meeting held on December 20, 2005, to merge with Osaka Hokko Kaihatsu Corporation (hereinafter referred to as "OHK") and SHOSEN BUILDING CO.,LTD. (hereinafter referred to as "SB"), both of which are wholly-owned subsidiaries of the company. The mergers will be carried out "simplified merger" procedures which do not require the the Company to obtain merger approval from its shareholders, in accordance with the provisions of Article413-1 (Simplified Merger) in the Commercial Code of Japan.

1. Purpose of the Mergers

OHK, a wholly owned subsidiary of the Company, focuses on leasing of office buildings, shopping centers and residences. SB, a wholly owned subsidiary, focuses on leasing of a office building. The Company merges with the subsidiaries in order to by managing the properties currently owned by OHK and SB together with those owned by the Company itself, improve the efficiency of the business.

2. Outline of the Mergers

(1) Schedule

| | |
|---|---|
| Board Meetings for Approval of the Merger Agreements | December 20, 2005 |
| Signing of the Merger Agreements | December 20, 2005 |

Shareholders Meetings for Approval of the Merger Agreement

| | | |
|---|---|---|
| | OHK | January 20, 2006 |
| | SB | January 20, 2006 |
| Effective Date of the Merger | | March 1, 2006 (tent.) |
| Official Registration of the Merger | | March 1, 2006 (tent.) |

(2) Method

The mergers will be effected as a Japanese statutory simplified merger method whereby the Company will be the ongoing concern and OHK and SB will be subsequently dissolved.

(3) Merger Ratio

The Company will neither issue new shares nor increase capital contribution, since the Company currently owns 100 percent of OHK's shares and OHK owns 100 percent of SB's shares.

(4) Cash Payment upon Mergers

No Cash Payment is planned.

3. Company Profiles (As of March 31,2005)

| | | | | |
|---|---|---|---|---|
| (1) | Trade name | Sumitomo Corporation (Surviving Company) | Osaka Hokko Kaihatsu Corporation (Acquired Company) | SHOSEN BUILDING CO., LTD. (Acquired Company) |
| (2) | Business Description | General Trading | Management of Real Estate | Management of Real Estate |
| (3) | Date of Foundation | December 24, 1919 | December 27, 1994 | September 28, 1992 |
| (4) | Location of Headquarter | Chuo-ku, Tokyo | Chuo-ku, Tokyo | Chuo-ku, Tokyo |
| (5) | Representative | Motoyuki Oka, President and CEO | Hiroki Inoue, President | Kazuo Ide, President |
| (6) | Paid-in capital | JPY 219,278 million | JPY 40 million | JPY 10 million |
| (7) | Shares Outstanding | 1,204,608,547 | 2,161 | 200 |

| | | | | |
|---|---|---|---|---|
| (8) | Shareholders' Equity | JPY 713,338 million | JPY 4,375 million | JPY 120 million |
| (9) | Total Asset | JPY 3,430,414 million | JPY 51,987 million | JPY 26,883million |
| (10) | Fiscal Year End | March, 31 | March, 31 | March, 31 |
| (11) | Employees | 4,643 | 0 | 0 |
| (12) | Major Clients | – | Sumitomo Corporation | Sumitomo Corporation |
| (13) | Major Shareholders and Shareholding ratios | 1.The Master Trust Bank of Japan (Trust Account) 7.69% | Sumitomo Corporation 100% | Osaka Hokko Kaihatsu Corporation 100% |
| | | 2.Japan Trustee Services Bank, Ltd. (Trust Account) 7.05% | | |
| | | 3.Mitsui Sumitomo Insurance Co., Ltd. 2.76% | | |
| | | 4.Sumitomo Life Insurance Company 2.56% | | |
| | | 5.Dai-ichi Mutual Life Insurance Company 1.48% | | |
| (14) | Bank Relationship | Sumitomo Mitsui Banking Corporation<br>The Bank of Tokyo-Mitsubishi, Ltd.<br>The Sumitomo Trust and Banking Co., Ltd.<br>Mizuho Corporate Bank, Ltd.<br>The Norinchukin Bank | Development Bank of Japan | – |
| (15) | Relationships | Equity Stake | The Company owns 100 percent of OHK's shares.<br>OHK owns 100 percent of SB's shares. | |
| | | Executive Relationship | The Company dispatches its employees as the directors and auditors of OHK and SB. | |
| | | Business Ties | OHK and SB lease office buildings to the Company. | |

※ The Representative of SB is Hiroki Inoue (President) as of December 20, 2005.

| (16) Financial Information of the 3 Most Recent Fiscal Years (Million of Yen) | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Sumitomo Corporation (Non-Consolidated) | | | Osaka Hokko Kaihatsu Corporation | | | SHOSEN BUILDING CO.,LTD. | | |
| Fiscal Year End | 2003/3 | 2004/3 | 2005/3 | 2003/3 | 2004/3 | 2005/3 | 2003/3 | 2004/3 | 2005/3 |
| Sales | 6,686,622 | 6,266,349 | 6,543,813 | 6,046 | 5,105 | 4,417 | 1,039 | 828 | 828 |
| Operating Income | 12,788 | 7,457 | 19,802 | 2,320 | 946 | 1,124 | 645 | 605 | 604 |
| Ordinary Income | 27,425 | 27,408 | 38,162 | 1,726 | 737 | 975 | 18 | 267 | 271 |
| Net Income | Δ32,084 | 20,927 | 15,121 | 1,022 | 2,214 | 542 | Δ590 | 181 | 189 |
| Net Income Per Share(JPY) | Δ30.15 | 19.43 | 12.65 | 1,278,055.19 | 2,768,298.03 | 251,246.00 | Δ2,950,666.53 | 906,509.49 | 946,968.60 |
| Dividends Per Share(JPY) | 8.00 | 8.00 | 11.00 | 0.00 | 2,768,298.00 | 125,867.65 | 0.00 | 0.00 | 0.00 |
| Shareholder's Equity Per Share(JPY) | 460.90 | 542.88 | 592.28 | 1,338,952.71 | 4,107,250.74 | 2,024,776.03 | Δ2,457,447.11 | Δ1,550,937.61 | Δ603,969.02 |

4. Description of the Company after the Merger

| | |
|---|---|
| (1) Trade Name | Sumitomo Corporation |
| (2) Business Description | There is no change of the Company's business description by these mergers |
| (3) Headquarter | Chuo-ku, Tokyo |
| (4) Representatives | Motoyuki Oka (President and CEO) |
| (5) Paid-in Capital | JPY 219,278 million |
| (6) Total Assets | The influence of these mergers upon the Company's total assets is minimal. |
| (7) Fiscal Year End | March, 31 |
| (8) Effect on business results | The impact on business results after the mergers will be minimal. |